Confidential Treatment of Portions of this Letter Has Been Requested by ExlService Holdings, Inc. Pursuant to 17 C.F.R. § 200.83. Brackets and asterisks denote such portions.

[Letterhead of ExlService]

December 2, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, DC 20549-3561

Attention: William H. Thompson

Re:	ExlService Holdings, Inc. Form 10-K for the Year Ended December 31, 2015 Filed February 26, 2016 File No. 1-33089

Dear Mr. Thompson:

We are writing in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Commission’s letter addressed to Mr. Vishal Chhibbar, Chief Financial Officer of ExlService Holdings, Inc. (“we” or the “Company”), dated November 1, 2016 (the “Comment Letter”) regarding the above-referenced filing.

We have reproduced your comments (in italicized font) for ease of reference. The Company’s response to the Comment Letter is as follows:

Consolidated Financial Statements

Notes to Consolidated Financial Statements

3. Segment Information, page F-18

1.	We note your operating segments are significant business units that align your products with how you manage your business, approach your key markets and interact with your clients. We also note you merged two of your operating segments into the consulting operating segment and that all other operating segments have been aggregated into the Operations Management reportable segment. Please address the following:

•	Identify each of your operating segments;

Response to Comment

The Company operates in the Business Process Management (“BPM”) industry and describes its business as a provider of operations management services and analytics services. We refer to BPM as operations management. BPM service providers work with clients to manage their business processes with the aim of reducing costs, improving process quality, handling increased transaction volumes and reducing redundancy. We provide our operations management and analytics services to our clients who operate in many industries. The organizational structure of the Company has been designed to consist of strategic business units that align our products and services with how we manage our business, approach our key markets and interact with our clients. The Company has currently structured its organization into eight business units, which are our eight operating segments, each with a dedicated manager having responsibility with respect to sales, client management, operational delivery and capability development. The table below sets forth our operating segments as of December 31, 2015, including the one change we made in the fourth quarter of 2015.

Mr. William H. Thompson

December 2, 2016

Operating Segments Prior to the 4Q 2015 Change	Changes as of 12/31/15
Insurance	None
Healthcare	None
Utilities	None
Banking & Financial Services	None
Travel, Transportation & Logistics	None
Finance & Accounting (“F&A”)	None
Operations Consulting	Consulting
Finance Transformation
Analytics	None

As illustrated in the table above, significantly all of the Company’s operating segments remained the same after the fourth quarter 2015 change, when the Company merged the Finance Transformation and Operations Consulting operating segments into one Consulting operating segment.

In evaluating its business units and its strategy, the Company made several observations about the legacy Operations Consulting and Finance Transformation operating segments. First, these operating segments primarily provided business process optimization or business process transformation services. Second, a majority of those services are provided to operations management clients. Third, the resources used to provide services in these operating segments have similar skillsets as operations management resources. Finally, these operating segments also significantly leverage the proprietary delivery model used for delivering operations management services. These factors resulted in realigning our organizational structure to merge the Finance Transformation and Operations Consulting operating segments into the Consulting operating segment. As a result of the realignment, our operating segments providing operations management services consist of what we refer to as our five “industry vertical” operating segments (i.e., Insurance, Healthcare, Utilities, Banking & Financial Services and Travel, Transportation & Logistics), as well as the F&A and Consulting operating segments.

•	describe your business units and the markets and industries they address;

Response to Comment

As stated earlier, the Company operates in the BPM industry and describes its business as a provider of operations management and analytics services. The Company’s eight operating segments (or business units) discussed above are organized for operational reasons such as the development of competencies in specific industry processes (e.g., insurance claims processing) or functional processes (e.g., accounts payable) and in order to enable better client interactions.

As discussed in the Company’s Annual Report on the Form 10-K for the year ended December 31, 2015 (the “2015 Form 10-K”), Operations Management solutions typically involve the transfer to the Company of select business operations of a client, such as claims processing, clinical operations, or financial transaction processing, after which the Company administers and manages those operations for its clients on an ongoing basis. The Company uses a focused industry vertical approach to provide a suite of integrated solutions to organizations in the insurance, healthcare, utilities, banking and financial services, and travel, transportation and logistics industries. In addition, the Company provides F&A and Consulting services across all industry verticals.

Mr. William H. Thompson

December 2, 2016

Our Insurance operating segment serves property and casualty insurance, life insurance, disability insurance, annuity and retirement services companies. We provide operations management services related to business processes in the insurance industry such as claims processing, subrogation, premium and benefit administration, agency management, account reconciliation, policy research, underwriting support, new business processing, policy servicing, premium audit, surveys, billing and collection, commercial and residential survey, and customer service.

Our Healthcare operating segment primarily serves U.S.-based healthcare payers and providers. We provide operations management services related to care management/population health, payment integrity, revenue optimization and customer engagement.

Our Utilities operating segment services include enhancing operating models, improving customer experience, reducing costs, shortening turnaround time and simplifying compliance for our clients. We manage utilities operations across the client life cycle, from acquisition and home moves to billing, meter exchanges, annual service visits, debt recoveries and withdrawals.

Our Banking and Financial Services operating segment includes servicing and processing banking operations for a wide variety of financial services products, including residential mortgage lending, retail banking and credit cards, commercial banking and investment management. We have also assisted global banking and financial institutions with improving their operations by enabling clients to identify regulatory and compliance gaps, develop remediation plans and solutions, and track ongoing performance.

Our Travel, Transportation and Logistics operating segment provides front-, middle- and back-office services to companies in the corporate and leisure travel management industry. In addition, we have expertise in processing transportation and logistics transactions, including supply chain management, warehousing, transportation management and international logistics services.

Our F&A operating segment provides finance and accounting services across an array of F&A processes including procure to pay, order to cash, hire to retire, record to report, regulatory reporting, financial planning and analysis, audit & assurance, treasury and tax processes.  This operating segment provides services across all our industry verticals.

Our Consulting operating segment, which includes operations consulting and finance consulting, provides industry-specific expertise that helps our clients deliver process innovation, design optimal operating models that deal with rapidly changing market environments, and manage change in the regulatory and compliance landscape.  This operating segment provides services across all our industry verticals.

Our Analytics operating segment focuses on driving improved business outcomes for its clients by generating data-driven insights across all parts of the clients’ businesses. Analytics teams deliver predictive and prescriptive analytics in the areas of client acquisition and lifecycle management, risk underwriting and pricing, operational effectiveness, credit and operational risk monitoring and governance, regulatory reporting, and data management. We provide analytics services across all our industry verticals.

Mr. William H. Thompson

December 2, 2016

Our clients that operate in the insurance, healthcare, utilities, banking and financial services, and travel, transportation and logistics industries are located primarily in the United States and the United Kingdom. We respectfully note to the Staff that additional information regarding the portfolio of operations management solutions for each of our operating segments are described in “Item 1. Business” of the 2015 Form 10-K.

•	provide us with details about your management structure and how your company is organized;

Response to Comment

Executive Committee

The Company’s primary leadership team is called the Executive Committee, which is chaired by our Vice Chairman and Chief Executive Officer and typically consists of individuals serving in distinct roles. An organizational chart of the Executive Committee as of December 31, 2015 is set forth below.

(1) The Executive Committee as of December 31, 2015 included Henry Schweppe, who subsequently resigned. As of the date of this letter, the President, Global Business and Marketing position remains vacant, but if filled, would be part of the Executive Committee.

The discussion below focuses on the operating structure of the segments. Individuals outside of the segment managers in the table above that report to the Chief Executive Officer have functional responsibilities across the organization and are do not have any segment-specific responsibilities.

Operating Structure of Segment Managers and CODM

The Company has considered the guidance in ASC 280 that the CODM is the individual or individuals within the organization who evaluate an entity’s operating results to assess performance and allocate resources. Accordingly, we have determined that the Company’s Chief Executive Officer Rohit Kapoor, President and Chief Operating Officer Pavan Bagai and, for the year ended December 31, 2015 (and future periods to the extent we appoint one), President, Global Business and Marketing, are jointly the CODM as they collectively make decisions with respect to the resources to be allocated to the operating segments. The Chief Operating Officer and President, Global Business and Marketing (if appointed) report to the CEO.

Mr. William H. Thompson

December 2, 2016

An organizational chart reflecting our operating structure and reporting duties for key members of management, as of December 31, 2015, is set forth below. Following the departure of the President, Global Business and Marketing after the 2015 fiscal year, the reporting structure for individuals previously reporting to him was temporarily realigned to the other members of the CODM.

•	tell us the title and describe the role of your Chief Operating Decision Maker (“CODM”) and each of the individuals reporting to the CODM;
•	identify and describe the role of each of your segment managers;

Response to Comment

As described above, the Company’s Chief Executive Officer Rohit Kapoor, President and Chief Operating Officer Pavan Bagai and, for the year ended December 31, 2015 (and future periods to the extent we appoint one), President, Global Business and Marketing, are jointly identified as the CODM. The results of the Company’s operating segments are regularly reviewed by the CODM in order to assess the performance of the individual segment and make decisions about resources to be allocated to the segment.

The segment managers are responsible for managing the operational results, including revenues, gross profit, and other key financial and non-financial metrics, for their individual operating segments. Additionally, they are responsible for the sales pipeline, client management, operational delivery and capability development for their respective operating segments.

The function of the CODM is to allocate an overall budget to and set expectations for the operating segments, however the specific allocation of resources within such budget are with the segment manager (for example investments in products and sales workforce).

•	tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, and who else attends those meetings;
•	describe the information regularly provided to the CODM and how frequently it is prepared;

Response to Comments

The CODM reviews the financial information indicated below, disaggregated by the operating segments, on a monthly basis. The financial information has monthly and year-to-date results. They are further compared with budgets, and an updated forecast is presented for the remaining portion of the quarter and the year. This information is provided to the segment managers, the CODM and other executives and leaders of the Company.

Mr. William H. Thompson

December 2, 2016

1.	Revenues.
2.	Gross Profit.(1)
3.	Variance analysis between actual and budgeted amounts.
4.	Key financial and non-financial metrics (e.g., contribution margin(2), revenue per billable employee, new client wins, headcount information, etc.).

(1) The Company does not allocate indirect operating expenses, depreciation and amortization expense, interest and other income and income taxes by operating segment. Instead, those items are reviewed at the corporate level.

(2) Gross profit less certain direct general, administrative and selling expenses.

Each member of the CODM meets monthly with his respective direct reports to review the relevant financial information, and more frequently based on specific needs. In addition, each member of the CODM participates in monthly Executive Committee meetings at which similar financial information is discussed. There may be other venues utilized for such discussions, such as the monthly Global Leadership Council meeting, which consists of the Executive Committee (including the CODM), the segment managers and other senior leaders in the Company.

Additionally, quarterly business reviews are conducted for each individual operating segment, which are attended by the CODM, the Chief Financial Officer, and the respective segment managers.

•	explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget;

Response to Comment

On an annual basis, the Executive Committee (which includes the CODM) presents the Company’s business and financial strategy for the next three years, including revenues, gross profit and key financial and non-financial metrics, to the Company’s Board of Directors. The Executive Committee then forms the high level guidelines for creating the following year’s budgeted “top down” targets for each operating segment, which include revenues, gross profit and contribution margin. These targets are communicated by the Executive Committee to the respective segment managers.

Segment managers then perform a “bottoms up” exercise taking into account their visibility to client-level information, including the pipeline, order backlog and expectation of client wins, with an intention to achieve the top down target. Following the bottoms up exercise, the segment managers, the CODM and the Chief Financial Officer engage in a series of discussions to either bridge the gap, if any, between the bottoms up and top down targets, or to arrive at a consensus target which may be different than the original top down target. Using this iterative process, the final budget numbers, including revenues, gross profit and contribution margin, are determined by operating segment. These are called the operating plans or the targets for operating segments, which are approved by the CODM. As discussed above, the CODM would determine during the monthly or quarterly meetings if changes to the budget are needed. If needed, they are made at the same level at which the budget is prepared.

The operating plans form the basis for the Company preparing an overall budget which include general, administrative and selling expenses not allocable to the operating segments, and indirect operating expenses, depreciation and amortization, interest and other income and income taxes not allocable to the operating segments, which are approved by the CODM and the Company’s Board of Directors.

Mr. William H. Thompson

December 2, 2016

•	describe the basis for determining the compensation for each individual that reports to the CODM;

Response to Comment

Total compensation of each individual that reports to the CODM is comprised of a combination of base salary plus annual variable compensation. In addition, equity awards are issued based on certain parameters approved by the Compensation Committee of the Company’s Board of Directors.

1.	Base salary for each individual is based on the individual’s experience, responsibilities, skill set and market value. The Company validates its compensation structure on a regular basis using internal and external inputs. An increase in base compensation is primarily determined based on the individual’s performance and on the Company’s assessment of market trends. Performance is measured based on a variety of factors, including the achievement of established objectives by each segment manager related to his or her operating segment, as well as his or her contribution to the Company’s performance, leadership accomplishments and his or her overall performance.

2.	Annual incentive (or variable) compensation is dependent on Company performance, performance of the operating segment that the individual is managing, and individual performance. Performance of the applicable operating segment is assessed based on the actual revenues, gross profit and contributions margins compared with the operating plan for the operating segment. The operating segment performance, along with the Company’s overall performance on these parameters against pre-established goals, are used to determine the variable compensation of the operating segment leader and the key management personnel under the operating segment leader. The incentive compensation for individuals that report to the Chief Executive Officer who are not segment managers are based on the Company’s overall performance and not on the performance of any individual segment.

3.	Equity compensation is based on an individual performance assessment and overall criticality of the person’s function, based on parameters approved by the Compensation Committee of the Company’s Board of Directors.

Certain additional factors may apply with respect to our executive officers, as described in our definitive proxy statement filed with the Commission in respect of our June 17, 2016 annual meeting of stockholders.

•	compare and contrast your operating segments relative to the areas listed in ASC 280-10-50-11a - e. Regarding any differences among your operating segments, tell us why you determined that disaggregation was not warranted;

Response to Comment

As noted earlier, the Company operates in the BPM industry and the services provided by our operating segments all primarily represent BPM or operations management services, regardless of the industry that our clients might operate in. We deliver these services using our resources that are primarily based in our delivery centers in India, the Philippines, the U.S. and Eastern Europe. We have a wide area network and international telecommunications capacity to support our global operations. All our operating segments leverage the same infrastructure.

Mr. William H. Thompson

December 2, 2016

The similarity of our industry vertical, F&A and Consulting operating segments is further explained below, tracking the criteria set forth in ASC 280-10-50-11a-e:

a. Nature of products and services	The Company’s products and services, which are operations management services, all focus on improving clients’ operating environments, through cost reduction, additional insight for business forecasting, enhanced efficiency and productivity, improved effectiveness of business decisions and creation of an improved risk and control environment. Each of the Company’s five industry verticals provide services related to business processes specific to that industry, e.g., claims processing for insurance vs clinical operations in the healthcare industry. F&A and Consulting provide services across industry verticals. However, all of these services are consistently related to understanding, evaluating, executing and improving the client’s business processes.
b. Nature of production processes	Operations management solutions within any industry typically involve the transfer to the Company of select business processes of a client such as claims processing, clinical operations, or financial transaction processing, after which the Company administers and manages those operations for its client on an ongoing basis. Similarly, consulting services focus on business process improvements either prior to the Company entering into a relationship to manage those processes or improvements on an ongoing basis. Therefore, the nature of the production process is similar in terms of service delivery methods, resources and use of technology or infrastructure. The elements of the production process are also largely interchangeable. For example, when we lost a significant client at the end of 2014, the resources and infrastructure serving that client were reallocated to serve other clients not only in that industry vertical but in other industry verticals as well.
c. Type and class of customer	The Company’s clients in these operating segments are primarily in the five industry verticals. Regardless of the industry or the geography of a particular client, we market our ability to provide BPM or operations management services in a consistent manner to similar buyers. These are typically operations or functional executives who embrace our value proposition, which focuses on improving clients’ operating environments through cost reduction, additional insight for business forecasting, enhanced efficiency and productivity, improved effectiveness of business decisions and creation of an improved risk and control environment.
d. Methods used to distribute products and services	Regardless of the industry that a client might operate in, operations management services are similar in that they involve the transfer of key business processes of the client to be delivered by the service provider’s resources generally from the service provider’s delivery center. The Company’s resources in these operating segments, including F&A and Consulting, interact with the client, their systems or their customers to execute or improve a business process and leverage the Company’s proprietary delivery model.
e. If applicable, the nature of the regulatory environment	This factor is not directly relevant to the aggregation analysis, because the Company is not directly subject to specific regulations in our line of business or industry. Each of our clients may face regulatory compliance burdens, and may impose certain of those burdens on the Company, but those typically do not have significant relevance to the manner in which we provide the services.

Mr. William H. Thompson

December 2, 2016

The Company assessed that the differences in the five industry vertical, F&A and Consulting operating segments were primarily driven by the Company’s operating structure, rather than a fundamental difference in products, production process, delivery models or type of customer. The operating structure enables the Company to focus on developing expertise with respect to processes within a particular industry or functional area. This also facilitates a better interaction with its clients with respect to its products or services. Although the nature of the business process which might be relevant to that industry, e.g., claims processing in the insurance industry versus reservations, fulfillment and settlements in the travel industry, we provide operations management services related to that industry’s process through our industry verticals or Consulting operating segments. Similarly, a business process may be a financial processes such as “procure to pay” and “order to cash,” which may be functionally consistent across industries, and we provide operations management services related to those processes through our F&A or Consulting operating segments.

Therefore, regardless of whether the services are related to processes which are specific to an industry vertical or relate to a functional area across industry verticals, all the products and services across our industry verticals, F&A and Consulting segment are operations management services. They are delivered in a consistent manner by deploying similar resources, operating with similar infrastructure and technology to a similar type of customer.

Accordingly, the Company determined that disaggregation of any of these operating segments was not warranted.

Analytics Operating Segment

The Company’s Analytics services focus on driving improved business outcomes for its clients by generating data-driven insights across all parts of the clients’ business. The Company continues to invest in its analytics capabilities by expanding its solution offerings, enhancing the skill sets and training its team, and developing reusable intellectual property that can be incorporated into the Company’s analytics solutions. The acquisition of marketing analytics specialist RPM Direct LLC and RPM Data Solutions LLC (collectively, “RPM”) during 2015 significantly enhanced our analytics skillset as well as the Company’s ability to focus on analytics as a separate growth business. Analytics has been the fastest growing business for the Company (organically and through acquisitions) over the last few years. Revenues from Analytics were approximately 20% of the Company’s revenues for 2015 and approximately 24% for the first nine months of 2016. Based on this operating segment’s significance for the Company (based on current size and expected growth), as well as management’s focus on this segment, the Company determined that the Analytics operating segment should be a separate reportable segment.

Mr. William H. Thompson

December 2, 2016

•	provide us with your historical and projected revenues and gross profit/margin of your operating segments;

Response to Comment

The table below provides financial information regarding segments for fiscal years 2014, 2015, 2016 (actual for the first nine months ended September 30, 2016 and estimated for the three months ended December 31, 2016) and 2017 (estimated).

Rule 83 confidential treatment for portions in asterisks made by ExlService Holdings, Inc.; Request No. 1

	Revenues (in $ millions)				Gross Margin %
Segment	2014[1]	2015	2016(F)[2]	2017(F)[3]	2014[1]	2015	2016(F)[2]	2017(F)[3]
Insurance	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*
F&A	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*
TTL	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*
Healthcare	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*
Utilities	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*
BFS	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*
Consulting	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*
Sub-Total (Operations Management)	460.0	506.3	*[ ]*	*[ ]*	37.7%	36.0%	*[ ]*	*[ ]*
Analytics	65.6	122.2	*[ ]*	*[ ]*	29.8%	35.5%	*[ ]*	*[ ]*
Total	525.6	628.5	*[ ]*	*[ ]*	36.7%	35.9%	*[ ]*	*[ ]*

1. Excludes the reimbursement of disentanglement costs to a client, which is described in the Form 10-K for the fiscal year ended December 31, 2014 and in the 2015 Form 10-K.

2. Fiscal year 2016 revenues and gross margin information includes actual results for the first nine months ended September 30, 2016 and estimated results for the three months ended December 31, 2016.

3. Estimated revenues and gross margin for fiscal year 2017.

The Company expects that the long-term gross profit of our operating segments within the Operations Management reportable segment will exhibit similar economic characteristics based on our projections of revenues and gross profit for those operating segments. Our long-term gross profit is impacted by a number of factors, including onshore/offshore delivery mix, utilization of resources, the number of processes we manage for a client, the maturity of the locations that we use and other competitive factors. All our operating segments in the Operations Management reportable segment have consistent cost of revenue characteristics, which primarily includes resource or people costs, infrastructure cost and technology cost. As such, the Company expects that its long-term gross profit percentage for its operating segments within the Operations Management reportable segment to be in the range of *[    ]* excluding discrete events or short-term impacts, which may occur due to the following reasons:

Rule 83 confidential treatment for portions in asterisks made by ExlService Holdings, Inc.; Request No. 2

(a)	Relationships with our clients typically evolve from providing a single, discrete solution or process into providing a series of complex integrated processes across multiple business lines. When we enter into a new client relationship we invest in building a “bench” of resources to anticipate additional business processes at that client as well as serve anticipated clients in that industry. It usually takes a period of time before the number of processes we manage and our efficiency results in the expected gross profit. The investments we make towards generating new processes or new clients and the mix of new clients in an industry vertical may put downward pressure on the gross margin in the short term.

ExlService Holdings, Inc. requests that the information contained in Request No. 1 and Request No. 2 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company’s accompanying Rule 83 cover letter prior to disclosure of any such information.

Mr. William H. Thompson

December 2, 2016

(b)	Some of our clients may not renew a contract or may terminate an existing long-term relationship. For example, the loss of a significant client in our Insurance operating segment in 2014, which had a long-term relationship with us, impacted the gross margin in the short term for the Insurance operating segment. However, the long-term gross margin of that operating segment is expected to be in the range indicated above as we reallocate those resources and win new clients.

(c)	Some of our acquisitions may adversely impact the margin in the short-term until we are able to integrate and cross-sell our products and services to existing or new clients and derive synergies with the acquired business in a particular operating segment. For example, new acquisitions in an operating segment may carry lower gross margins due to onshore delivery models. However, as we integrate those acquisitions, we would likely increase the offshore delivery mix and derive more synergies, which we expect would have a positive impact on the gross margin, such that the long-term gross margin would be in the range indicated above.

(d)	Some historical multi-year contracts may contain different pricing when compared with current pricing levels. Our clients may be able to obtain different terms as contracts renew or as they negotiate multi-vendor relationships. For example, if an operating segment derives revenues from limited number of clients which have delivered a higher gross margin, as these contracts come up for renewal (or we win new clients in this operating segment), we would expect our pricing, and thus gross margin, to become more equalized.

(e)	Our pricing on certain contracts may reflect the Company’s strategy to invest in building domain specific solutions or provide specific services to create future operations management opportunities. However, as we commercialize such solutions, we would expect our revenues and gross margin to improve.

(f)	The strategic goal for the Consulting operating segment is to act as the “tip of the spear” to create downstream opportunities for our operations management business. We continue to invest in capabilities by expanding our solution offerings, enhancing the skill sets, and developing reusable intellectual property. We recently appointed a new global consulting head for our Consulting operating segment. Our strategy is to leverage our investments and increase the offshore delivery mix to improve gross margin over the next 2-3 years.

However, as stated above, notwithstanding these short-term variances or discrete events, we expect similar long-term economic characteristics for all of our operating segments within the Operations Management reportable segment.

•	tell us why the company is organized in the manner that it is;

Response to Comment

Please refer to the responses set forth earlier in this letter regarding our (a) management structure and how our Company is organized; and (b) primary industry verticals, service offerings and client needs.

Mr. William H. Thompson

December 2, 2016

•	tell us why you did not provide the disclosures in ASC 280-10-50-21a-b and;

Response to Comment

The Company respectfully submits that it has made the requisite disclosure under ASC 280-10-50-21a-b in Note 3 to the consolidated financial statements included within the 2015 Form 10-K, the relevant portions of which are reproduced below:

“The Company’s operating segments are significant strategic business units that align its products and services with how it manages its business, approach the key markets and interacts with its clients. Effective for the quarter and year ended December 31, 2015, the Company merged two of its operating segments (Operations Consulting and Finance Transformation, previously part of the Analytics and Business Transformation reportable segment) into the Consulting operating segment to reflect recent organizational changes. The Company has also revised its reportable segments to reflect management’s focus on the Analytics operating segment. All the other operating segments have been aggregated into the Operations Management reportable segment.”

Although the Company believes that readers of the 2015 Form 10-K have the required information, the Company has determined to include, in applicable future filings, enhanced disclosure within the applicable footnote to our consolidated financial statements to more succinctly address ASC 280-10-50-21a-b. We expect the enhanced disclosure would be similar to the following:

“We derive revenues from operations management and analytics services. Our operating segments are significant strategic business units that align our products and services with how we manages our business, approach the key markets and interacts with our clients. Our industry focused operating segments are insurance, healthcare, banking and financial services, utilities, and travel, transportation and logistics. Our finance and accounting and consulting operating segments provide services across our industry verticals. In each of these seven operating segments we provide operations management services which typically involve the transfer to the Company of select business operations of a client such as claims processing, clinical operations, or financial transaction processing, after which we administer and manage those operations for our client on an ongoing basis. These seven operating segments have been aggregated into the Operations Management reportable segment. The Operations Management reportable segment represents 76.4%, 80.6% and 87.5% of nine months ended September 30, 2016, fiscal year 2015 and fiscal year 2014 revenues, respectively.

Our Analytics operating segment, which is also a reportable segment, provides services which focus on driving improved business outcomes for our customers by generating data-driven insights across all parts of our customers’ business. Our teams deliver predictive and prescriptive analytics in the areas of customer acquisition and lifecycle management, risk underwriting and pricing, operational effectiveness, credit and operational risk monitoring and governance, regulatory reporting, and data management.

Our Analytics reportable segment represents 23.6%, 19.4% and 12.5% of nine months ended September 30, 2016, fiscal year 2015 and fiscal year 2014 revenues, respectively.”

Mr. William H. Thompson

December 2, 2016

•	tell us why you did not provide the disclosures in ASC 280-10-50-38 to 42.

Response to Comment

The Company considered the guidance in paragraphs ASC 280-10-50-38 to 42 and respectfully submits to the Staff that:

a)	it has made the requisite disclosure of revenues from external customers under ASC 280-10-50-40 in Note 3 to the consolidated financial statements included within the 2015 Form 10-K. As noted above, our operating segments within our Operations Management reportable segment provide similar products and services (i.e., BPM or operations management services) and therefore we have disclosed the two groups of similar products and services being operations management and analytics;

b)	it has made the requisite disclosures under ASC 280-10-50-41 related to geographical information of its revenues and long-lived assets in Note 15 to the consolidated financial statements included within the 2015 Form 10-K; and

c)	the disclosure under ASC 280-10-50-42 is not applicable to the Company because, as disclosed in “Item 1. Business” of the 2015 Form 10-K, under the heading “Clients,” no single client or customer contributes 10% or more of the Company’s total revenues.

If you have any questions regarding the foregoing responses, please do not hesitate to call me at (212) 624-5911.

Very truly yours,

/s/ VISHAL CHHIBBAR

Vishal Chhibbar
Chief Financial Officer